Confidential treatment requested by VMware, Inc. pursuant to Rule 83 of the Rules of Practice of the Securities &

Exchange Commission (17 C.F.R. 200.83)

August 22, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:           Rebekah Lindsey, Staff Accountant

Re:             VMware, Inc.

Form 10-K for Fiscal Period Ended February 2, 2018

Filed March 29, 2018

Form 10-Q for the Quarterly Period Ended May 4, 2018

Filed June 11, 2018

File No. 001-33622

Dear Ms. Lindsey:

On behalf of VMware, Inc. (“we,” “our,” or the “Company”), this letter is being filed in response to comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter to Zane Rowe, the Company’s Chief Financial Officer, dated August 8, 2018 (the “Letter”) with respect to the Company’s Form 10-K for Fiscal Period Ended February 2, 2018 (the “Form 10-K”) and the Company’s Form 10-Q for the Quarterly Period Ended May 4, 2018 (the “Form 10-Q”).

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Comment 1:

Form 10-Q for the Quarterly Period Ended May 4, 2018

Note A. Overview and Basis of Presentation

Revenue Recognition

License Revenue, page 8

You state that on-premise revenue is recognized upon delivery and transfer of control of the underlying license to the customer. Please clarify whether your reference to “the customer” means a channel partner such as reseller, distributor or system integrator, or end-user customer. Also, tell us how you determine when the customer has obtained control. Refer to ASC 606-10-25-30 and 606-10-50-19.

Response:

Our customers are both channel partners, including distributors, resellers and system integrators, and end users. Under the definition of a customer in ASC 606-10-20, our customer is the party that we contract with to provide software licenses or services. Depending on the contract, the customer is either the channel partner or the end user.

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We determine that the customer has obtained control of on-premise perpetual licenses when all the following criteria have been met:

•	We have provided the customer with a license key/access code or a link to access the license and a notification to the customer

•	We have executed a contractual agreement with enforceable rights and obligations with the customer

•	We have a present right to payment for the on-premise perpetual license

•	Customer has legal right to the on-premise perpetual license

•	If an acceptance term is included in a contract (which is not typical), the customer has provided the acceptance.

Comment 2:

You state in the February 2, 2018 Form 10-K that you offer rebates to your channel partners based on actual partner sales as well as upon partner achievement of cumulative level of sales, and you also participate in marketing development programs with certain channel partners. Please explain how you consider these rebates and programs in accounting for your channel partner arrangements and expand your disclosures to the extent material. Refer to ASC 606-10-32-5 through 32-9 and 606-10-50-20

Response:

We have multiple company-level programs offering rebates or marketing development funds or both to qualified channel partners based on program terms. Rebates and/or marketing funds are typically not negotiated at the individual contract level.

Rebates. Rebates are variable consideration in accordance with ASC 606-10-32-5 through 32-9 and are accounted for as a reduction to the transaction price on eligible contracts. As rebates are based on eligible sales during the quarter or based on actual achievement to quarterly target sales, actual payout rarely differs from the amounts reserved. Our rebate programs are applicable for product and support sales. Accordingly, rebates are accounted for as a reduction of the aggregate transaction price for eligible contracts and that reduction is allocated to the applicable performance obligations in the contracts.

Marketing Development Funds. VMware provides reimbursements to certain channel partners for certain direct costs incurred by partners for marketing-related expenses or other services under the terms of the marketing development programs. Estimated reimbursements for marketing development funds are accounted for as consideration payable to a customer under ASC 606-10-32-25, reducing the transaction price of the underlying contracts. That reduction is allocated to the applicable performance obligations. The most likely amount method is used to estimate the marketing fund reimbursements at the end of the quarter. The difference between the estimated reimbursement and the actual amount paid to channel partners has not been material.

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In our upcoming Form 10-Q, we will revise our disclosure to state that rebates are a form of variable consideration and marketing development funds are a form of consideration payable to a customer, and that both are accounted for as a reduction of the transaction price. In addition, we will expand our disclosure to indicate that we use the most likely amount method to estimate the marketing fund reimbursements.

Comment 3:

Service Revenue, page 8

You state in your February 2, 2018 Form 10-K that you offer specified upgrades and new license products. Please tell us how you have considered these obligations under ASC 606 and clarify if they represent separate performance obligations.

Response:

We will occasionally commit to offer specified license upgrades and new license products to our customers at no additional charge based on defined eligible terms and conditions. Upon adoption of ASC 606, the obligation to provide the customer with a specified license upgrade or new license at no additional charge is accounted for as a separate performance obligation since the customer can benefit from the upgrade or new license on its own and the upgrade or new license is separately identifiable from the other performance obligations in the contract.

Comment 4:

Contracts with Multiple Performance Obligations, page 9:

You indicate that you use the residual approach to estimate the standalone selling price for your software licenses since the same products are sold to different customers at a broad range of prices, which are highly variable. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion.

Response:

VMware’s product offerings encompass compute, cloud, mobility, networking and security infrastructure software, professional services and training. Generally, our products are bundled with other products to create a comprehensive solution tailored to meet specific customer requirements. Also, our on-premise perpetual software licenses are only sold bundled with our maintenance support and services.

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Selling and pricing strategies are focused on the value our products and solutions provide to our customers. * Our go-to-market strategy includes a direct sales force and our channel partners comprised of distributors, resellers and system integrators. Customers obtain on-premise perpetual licenses to our products through discrete purchase orders or by entering into our enterprise agreements. Enterprise agreements enable our customers to buy higher volume of licenses and multi-year maintenance and support services at negotiated prices. In addition, we have observable standalone selling price for our maintenance support and services based on data from standalone renewals of such services. Consequently, we do not have direct observable standalone selling price (“SSP”) for our on-premise perpetual software licenses.

Given the unavailability of standalone transaction pricing for our on-premise perpetual software licenses, we evaluated other methods to estimate SSP as stated in the guidance, starting with the adjusted market assessment approach and the expected cost plus margin approach. We then evaluated the variability of our selling price for on-premise perpetual software licenses and concluded that our selling price was highly variable. As a result of the analysis conducted, we concluded that the residual approach was the appropriate approach to meet the objective of allocating a contract’s transaction price to a product bundle that is consistent with the relative selling price principal described in ASC 606.

The following discussion summarizes our assessment of the suitable methods.

Adjusted Market Assessment Approach

While we have competition across markets for our products, our software licenses contain proprietary technology that highly differentiates our on-premise perpetual licenses from the offerings of our competitors.    Our individual products do not have a one-to-one relationship to products of our competitors. Our solution approach makes utilization of market competitor pricing even less relevant. Although published competitor list price information may be available, actual selling price information is not. Based upon the results of this analysis, the Adjusted Market Assessment Approach would not provide for appropriate use of observable internal company inputs and/or third-party sales inputs in estimating SSP for our on-premise perpetual licenses.

Expected Cost Plus a Margin Approach

For our non-software offerings such as services and support, professional services and software as a service (SaaS), the cost plus a margin approach is more relevant as these offerings have observable direct costs. However, for our software licenses there are few observable direct costs. In addition, management does not utilize costs of software licenses when determining pricing decisions. Due primarily to these factors, our pricing practice is highly variable and concentrated on our software offerings versus our non-software offerings.

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In addition, estimating a margin based on what the market is willing to pay for our products cannot be reliably estimated given multiple factors including: 1) rapid changes in technologies offered in the marketplace, 2) changes in customer spending behavior impacted by internal budget cycles and constraints, 3) our larger competitors having more pricing flexibility in accepting lower margins, and 4) macroeconomic changes beyond our control. Based upon the results of this analysis, the expected cost plus a margin approach would not be appropriate to estimate SSP for our on-premise perpetual licenses.

Residual Approach

Under ASC 606-32-34 (c), an entity may use the residual approach in estimating the SSP by reference to the total transaction price less the sum of the observable SSP of other goods or services promised in the contract. An entity may use a residual approach to estimate, in accordance with paragraph 606-10-32-33, the standalone selling price of a good or service only if one of the following criteria is met:

1. The entity sells the same good or service to different customers (at or near the same time) for a broad range of amounts (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence).

2. The entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain).

The following factors contribute to the highly variable pricing of our on-premise perpetual licenses:

•

Our non-software offerings usually have direct costs, resulting in strict margin requirements leading to disciplined discounting practices for our non-software offerings including maintenance and support, training, consulting services and hosted services.    Conversely, our on-premise perpetual licenses offerings within an agreement will be the *.

•

Customer deployment and infrastructure needs range in size from a single virtualized server for small businesses to thousands of virtual machines and managed devices for our largest enterprise customers. The technology needs of our customers impact the size and complexity of our proposed solution offering and increase the variability of the discounting applied to our on-premise perpetual software licenses and ultimately the selling prices of our solution.

•	Our enterprise agreements enable the establishment of longer-term relationships with our customers. *

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•	*

•	*

•

Our technology differentiation compared to products offered by our competitors in the marketplace, and competitor pricing for other products greatly impact the overall discount provided to a customer for the bundled sale.

•	*

We analyzed the selling prices of our on-premise perpetual licenses under enterprise agreements and transactional purchases (for discrete purchases) as our perpetual licenses are generally sold by these two methods. As our offerings are sold globally, we further analyzed our on-premise perpetual license sales between the United States and international geographies.

Results of the analysis show that selling prices of our on-premise perpetual licenses are highly variable both when sold in enterprise agreements and under transactional purchases. The variability is also evident in sales to our customers in the United States and internationally.    This quantitative data of our on-premise perpetual license selling prices and abovementioned qualitative factors driving variations in our pricing of these licenses result in our selection of the residual approach in allocating SSP for our on-premise perpetual licenses.

The tables below demonstrate the variability of our selling prices.

The minimum and maximum selling prices represent the lower and upper limits of selling prices across sales of the on-premise perpetual licenses across the categories. * Selling price as a percentage of list price that falls within the range are considered compliant for this analysis.

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Table 1

Analysis of License Sales of Enterprise Agreement and Transactional Sales

Year Ended February 2, 2018

	Enterprise Agreements	Transactional Sales
Data Points	*	*
Minimum Discount %	*	*
Maximum Discount %	*	*
Median Selling Price as a % of List Price	*	*
High Selling Price as a % of List Price	*	*
Low Selling Price as a % of List Price	*	*
Compliant Data Points (within High and Low % Range)	*	*
Compliant % (Data Points within High and Low % Range)	*	*

Table 2

Analysis of Licenses Sold to US and International Locations

Year Ended February 2018

	United States	International
Data Points	*	*
Minimum Discount %	*	*
Maximum Discount %	*	*
Median Selling Price as a % of List Price	*	*
High Selling Price as a % of List Price	*	*
Low Selling Price as a % of List Price	*	*
Compliant Data Points (within High and Low % Range)	*	*
Compliant % (Data Points within High and Low % Range)	*	*

We believe our use of the residual approach in allocating SSP for our on-premise perpetual licenses represents the appropriate method for VMware. Our conclusion was based on a thorough analysis and evaluation of both qualitative and quantitative factors.

In connection with the responses to the comments set forth above, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-8184 (telephone) or via email at zane@vmware.com.

Very truly yours,

/s/ Zane Rowe

Zane Rowe

Chief Financial Officer

cc:	Kathleen Collins, Securities and Exchange Commission

Amy Fliegelman Olli, Senior Vice President and General Counsel, VMware, Inc.

Kevan Krysler, Senior Vice Present and Chief Accounting Officer, VMware, Inc.

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